Filed by Aimfinity Investment Merger Sub I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aimfinity Investment Merger Sub I

Commission File No.: 333-284658

Date: June 17, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2025 (June 13, 2025)

AIMFINITY INVESTMENT CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41361	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

221 W 9th St, PMB 235
Wilmington, Delaware 19801

(Address of principal executive offices)

(425) 365-2933

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one New Unit and one Class 1 redeemable warrant, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMUF	OTC Market Group, Inc.
New Units, consisting of one Class A ordinary share and one-half of one Class 2 redeemable warrant, each full exercisable for one Class A ordinary share at an exercise price of $11.50	AIMTF	OTC Market Group, Inc.
Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMWF	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Satisfaction and Discharge of Indebtedness Agreement

On June 13, 2025, Aimfinity Investment Corp. I (“AIMUF” or the “Company”), Docter Inc., a Delaware corporation (“Docter”), Aimfinity Investment Merger Sub I, a Cayman Islands exempted company and wholly-owned subsidiary of AIMUF (“Purchaser”), and Aimfinity Investment Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”) entered into agreements for the satisfaction and discharge of indebtedness (each a “Discharge Agreement”, together, the “Discharge Agreements”) with D. Boral Capital LLC (f/k/a EF Hutton LLC, division of Benchmark Investments, LLC, “D. Boral”) and US Tiger Securities, Inc. (“US Tiger”), respectively. D. Boral and US Tiger were the underwriters (collectively, the “Underwriters”) of the initial public offering of AIMUF (“IPO”) and the Discharge Agreements have identical terms and conditions.

Pursuant to the Underwriting Agreement with the Underwriters dated April 25, 2022 (the “Underwriting Agreement”) and the final prospectus dated April 25, 2022 and filed with the SEC on April 26, 2022 (SEC File No. 333-263874, the “Final Prospectus”), in relation to the IPO, upon the completion of an initial business combination, the Underwriters are entitled to a deferred underwriting commission of $2,817,500 (“Deferred Commission”). Now under each of the Discharge Agreements, instead of receiving the full Deferred Commission in cash at the closing of the business combination (the “Closing”) with Docter and other parties thereto, each of D. Boral and US Tiger will accept (1) $80,000 in cash at Closing; and (2) 132,875 ordinary shares of the Purchaser (the “PubCo Ordinary Shares”), par value $0.0001 per share (together with any PubCo Ordinary Shares issuable under the Adjustment Provision (as defined below) the “Compensation Shares”), which when multiplied by the $10.00 per share price agreed to between the parties equals $1,328,750 (the “Original Aggregate Share Value”) and which shall be issued and delivered to each of D. Boral and US Tiger at the Closing (subject to certain Adjustment Provision (as defined below).

The parties also agreed to cause the Purchaser to file a registration statement (the “Registration Statement”) registering the Compensation Shares within 30 days from the Closing and to use commercially reasonable efforts to cause it to be declared effective by the SEC. The parties further agreed that if the volume weighted average price (“VWAP”) of the PubCo Ordinary Shares in aggregate as of the business day prior to the filing of the Registration Statement are less than the Original Aggregate Share Value, then the Company shall compensate each of the Underwriters either in cash or issuing additional PubCo Ordinary Shares (the “Adjustment Provision”), which shall also be registered pursuant to the same Registration Statement, at a new value for the PubCo Ordinary Shares, the (“New Share Price”) in an amount equal to the share price difference (the “Difference in Amount”) between the VWAP and $10. If the Company decides to compensate the Underwriters for the Difference in Amount by issuing additional PubCo Ordinary Shares, then the New Share Price shall equal an amount that is the lowest of the VWAP for a period of five (5) trading days immediately prior to the initial filing of the Registration Statement.

The Discharge Agreements have no effect unless the business combination between AIMUF and Docter is consummated.

The foregoing description of the Discharge Agreements is in summary form and the complete agreements are attached to this Current Report on Form 8-K as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

As previously disclosed in a Form 8-K filed on May 30, 2025, Purchaser entered into a securities purchase agreement, by and between the Purchaser, Inkrock Holding Limited, a British Virgin Islands business company controlled by our CEO and Chairman I-Fa Chang (“Inkrock”), and Mr. Chang, as sole shareholder and director of Inkrock, pursuant to which Mr. Chang agrees to transfer all issued and outstanding shares of Inkrock to Purchaser, in exchange for Purchaser to issue 687,054 ordinary shares, par value $0.0001 of Purchaser, at $10.00 per share (the “Purchase Agreement”).

In addition, we estimate that as of June 30, 2025, the Company will have an aggregate total of approximately US$2.6 million of extension and working capital loan outstanding and Docter will have approximately $0.6 million principal amount promissory notes outstanding. As previously announced by the Company in a Current Report on Form 8-K on April 9, 2025, (1) pursuant to a certain exchange agreement by and among the Company, Purchaser, Docter, and Mr. I-Fa Chang, as the holder of certain promissory notes issued by the Company, Mr. Chang agreed to convert up to $1.5 million of extension loan and working capital loan into units of the Company at $10.00 per unit which will automatically be exchanged for the corresponding PubCo Ordinary Shares and warrants at the Closing and convert all remaining working capital and extension loans outstanding as of Closing to such number of PubCo Ordinary Shares at $10.00 per share at the Closing (which is estimated to be approximately $1.1 million at this time); (2) pursuant to two separate exchange agreements by and among the Purchaser, Docter, Horn Enterprise Co., Ltd. (“Horn Enterprise”), a subsidiary of Docter, and each of Mr. Hsin-Ming Huang, CEO of Docter and Horn Enterprise, and Ms. Yi-Jun Ye, a Taiwanese national, respectively, each of which had previously loaned funds to Docter and/or Horn (the “Docter Note Holders”), the Docter Note Holders agreed to convert all outstanding principal and interest of loans owed by Docter or Horn Enterprise as of the Closing into PubCo Ordinary Shares at $10.00 per share at the Closing.

As disclosed in the registration statement/proxy statement in Form F-4 in connection with the business combination (File Number 333-284658), the combined equity before net adjustments as of June 30, 2024 reflects a shareholder equity of US$4,767,182 assuming no redemption. Applying an estimated monthly burn rate for the period of 12 months from July 1, 2024 to June 30, 2025, the estimated loss for the 12 months from July 1, 2024 to June 30, 2025 would be approximately US$468,375 which resulted in a combined shareholder equity of US$4,298,809 as of June 30, 2025, before applying other adjustments, such as closing transaction expenses and actual redemption. In connection with the business combination, holders of 1,072,957 shares of Class A ordinary shares of the Company exercised redemption rights. In preparing this preliminary pro forma, the Company has given effect to such redemption, the previously announced Purchase Agreement, conversion of the outstanding extension loan and working capital loan of the Company, conversion of the outstanding promissory notes of Docter, and the Discharge Agreements mentioned hereto. The resulting pro forma balance sheet reflects pro forma shareholders’ equity of approximately US$4.02 million as of June 30, 2025.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

IMPORTANT NOTICES

As disclosed previously on the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2023, on October 13, 2023, AIMUF entered into that certain Merger Agreement, with Docter, Purchaser, and Merger Sub, pursuant to which AIMUF will complete a business combination with Docter that involves a reincorporation merger and an acquisition merger.

2

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act. Statements that are not historical facts, including statements about the proposed transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the proposed transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of AIMUF and Docter to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Docter or AIMUF; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of AIMUF’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Docter to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) risks relating to the health monitoring device industry, including but not limited to governmental regulatory and enforcement changes, market competitions, competitive product and pricing activity; and (ix) risks relating to the combined company’s ability to enhance its products and services, execute its business strategy, expand its customer base and maintain stable relationship with its business partners. A further list and description of risks and uncertainties can be found in the prospectus filed with the SEC on April 26, 2022 relating to AIMUF’s initial public offering (File No. 333-263874), the annual report of AIMUF on Form 10-K for the fiscal year ended on December 31, 2024, filed with the SEC on April 15, 2025 (the “Annual Report”), and in the Final Prospectus/proxy statement filed with the SEC on March 6, 2025 relating to the proposed transactions (File No. 333-284658) , and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and AIMUF, Docter and their subsidiaries or affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

3

Additional Information and Where to Find It

In connection with the proposed transactions described herein, Purchaser filed the Final Prospectus with the SEC on March 6, 2025 and AIMUF held an extraordinary general meeting on March 27, 2025 where the business combination was approved by holders of a requisite number of ordinary shares of AIMUF. Shareholders will also be able to obtain a copy of the Final Prospectus without charge from AIMUF. The Final Prospectus may also be obtained without charge at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF AIMUF ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT AIMUF WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AIMUF, THE COMPANY AND THE PROPOSED TRANSACTIONS.

Participants in Solicitation

AIMUF, Docter, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of AIMUF’s shareholders in connection with the proposed transactions described herein. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AIMUF’s shareholders in connection with the proposed business combination is set forth in the Final Prospectus.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions described herein and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AIMUF or Docter, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Satisfaction and Discharge of Indebtedness Pursuant to Underwriting Agreement dated February 25, 2022, dated as of June 13, 2025, by and between AIMUF and D. Boral
10.2	Satisfaction and Discharge of Indebtedness Pursuant to Underwriting Agreement dated February 25, 2022, dated as of June 13, 2025, by and between AIMUF and US Tiger.
104	Cover Page Interactive Data File (formatted as Inline XBRL)

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIMFINITY INVESTMENT CORP. I

Date: June 17, 2025	By:	/s/ I-Fa Chang
	Name:	I-Fa Chang
	Title:	Chief Executive Officer

5

Exhibit 10.1

SATISFACTION AND DISCHARGE OF indebtedness pursuant to underwriting agreement dated april 25, 2022 june 13, 2025

This Satisfaction and Discharge of Indebtedness (the “Satisfaction and Discharge”) is made and entered into to be effective as of June 13, 2025, by and between Aimfinity Investment Corp. I (“AIMA”), Aimfinity Investment Merger Sub I (“Sub I”), Aimfinity Investment Merger Sub II, Inc. (“Sub II”) and Docter, Inc. (“Docter”) (AIMA, Sub I, Sub II and Doctor, collectively, the “Company”) on the one hand, and D. Boral Capital, LLC (f/k/a EF Hutton, division of Benchmark Investments, LLC (“D. Boral”), on the other hand. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Underwriting Agreement (as defined below).

RECITALS

WHEREAS, AIMA and D. Boral are parties to an Underwriting Agreement dated April 25, 2022 (the “Underwriting Agreement”) relating to the initial public offering of AIMA (the “IPO”);

WHEREAS, pursuant to the Underwriting Agreement and the final prospectus relating to the IPO (SEC File No. 333-263874), AIMA is obligated to pay the several underwriters of the IPO the principal sum of $2,817,500 (the “Deferred Underwriting Commission”) upon the consummation of the Company’s Business Combination (as defined below), and the Company agreed that it will pay the Deferred Underwriting Commission directly from the Trust Account to the several underwriters of the IPO, including D. Boral.

WHEREAS, Aimfinity has entered into the Agreement and Plan of Merger, dated as of October 13, 2023 (as it may be amended from time to time, including the Amendment No. 1, dated June 5, 2024, and Amendment No. 2, dated January 29, 2025 the “Merger Agreement”), which provides for a Business Combination (as defined below) between AIMA and Docter. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) AIMA will merge with and into Sub I, with Sub I remaining as the surviving publicly traded entity (“PubCo”); (ii) then, Sub II, a wholly owned subsidiary of Sub I, will be merged with and into Docter, resulting in Docter being a wholly owned subsidiary of Sub I (the “Business Combination”). Upon consummation of the Business Combination, PubCo shall be renamed as “Inkwater Holding Inc.”

WHEREAS, subject to satisfaction or waiver of the closing conditions as set forth in the Merger Agreement, the Business Combination is scheduled to close on or about June 28, 2025, at which time, the Deferred Underwriting Commission to the several underwriters would be immediately due and payable.

WHEREAS, the Company has requested of D. Boral that, in lieu of the Company tendering the Deferred Underwriting Commission in cash, D. Boral accepts cash and ordinary shares of PubCo as satisfaction of the Deferred Underwriting Commission with regard to D. Boral.

WHEREAS, in lieu of collecting any portion of the Deferred Underwriting Commission in cash at the time of the closing of the Business Combination, D. Boral hereby agrees to accept as full satisfaction of the Deferred Underwriting Commission, the specific allocated payments of (i) $80,000 in cash at the time of the closing of the Business Combination (the “Closing”); and (ii) 132,875 of newly issued ordinary shares of PubCo (the “Ordinary Shares”; when multiplied by $10.00 per share shall equal to $1,328,750, the “Original Aggregate Share Value”), which shall be issued and delivered to D. Boral at the Closing (the “Effective Date”).

For clarity, this Agreement is not intended to, and shall not serve to, affect, modify or amend the Underwriting Agreement and the Deferred Underwriting Commission unless or until the amounts specified in subsections 1(a) and 1(b) of Article I below are timely paid in full.

ARTICLE I

CONDITIONS TO SATISFACTION AND DISCHARGE

1.	D. Boral shall only acknowledge the satisfaction and discharge of the Deferred Underwriting Commission and will only acknowledge that the Company’s obligations to pay in cash the Deferred Underwriting Commission under the Underwriting Agreement have been satisfied and discharged, if the below conditions occur:

A.	On the closing date of the Business Combination, the Company causes $80,000 to be wired to the bank account of D. Boral;

B.	PubCo issues to D. Boral (or its designees) 132,875 Ordinary Shares, which is equal to the Original Aggregate Share Value at the Closing.

2.	After the conditions above are satisfied, D. Boral shall acknowledge the satisfaction and discharge of the Deferred Underwriting Commission with regard to D. Boral, except with respect to the Company’s obligations in Article II below, which shall remain enforceable.

ARTICLE II

POST-SATISFACTION COMPANY COVENANTS

1.	After D. Boral has acknowledged the satisfaction and discharge of the Deferred Underwriting Compensation with regard to D. Boral, the Company irrevocably covenants to perform the following after execution of this Agreement:

A.	Within thirty (30) days from the Closing, the Company shall cause to be filed a registration statement on Form F-1 (the “Registration Statement”) under the Securities Act for all of the Ordinary Shares (including, if any, the Ordinary Shares that will be issued to D. Boral pursuant to Section 2.1.B below) and shall use reasonable commercial efforts to cause the effectiveness of the Registration Statement.

B.	Furthermore, if the VWAP value (as calculated below) of the 132,875 Ordinary Shares that D. Boral holds as a result of this Satisfaction and Discharge is, as of the business day before the Registration Statement is to be filed initially with the SEC pursuant to Section 2.1.A herein, lower than the Original Aggregate Share Value (i.e., the difference between the VWAP value (as calculated below) on any given date and the Original Aggregate Share Value, the “Difference in Amount”), then the Company shall compensate D. Boral either in cash or issuing additional Ordinary Shares, which shall also be registered pursuant to the same registration statement, at a new value of Ordinary Shares, the (“New Share Price”) in an amount equal to the Difference in Amount. If the Company decides to compensate D. Boral for the Difference in Amount by issuing additional Ordinary Shares, then the New Share Price shall equal an amount that is the lowest of the VWAP for a period of five (5) trading days immediately prior to the initial filing of the Registration Statement. The Company will nevertheless proceed to register all or any of the Ordinary Shares D. Boral has requested to be registered.

ARTICLE II

MISCELLANEOUS PROVISIONS

3.1 This Satisfaction and Discharge shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of law principles thereof. If the Company fails to strictly comply with the terms of this Satisfaction and Discharge Agreement, then the Company shall reimburse D. Boral promptly for all reasonable fees, costs and expenses, including, without limitation, attorneys’ fees and expenses incurred by D. Boral in any action in connection with this agreement, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to D. Boral’s rights, remedies and obligations, (ii) collecting any sums which become due to D. Boral, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of D. Boral.

3.2 This Satisfaction and Discharge may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute but one and the same instrument.

1.	The Company hereby acknowledges and agrees that D. Boral shall be entitled to all of their rights, protections, indemnities and immunities in connection with their execution of this Satisfaction and Discharge and the performance of any obligations hereunder or in connection herewith.

2.	For purposes of this Agreement, the following terms shall have the following meanings:

“Market Price Per Share” or “Market Share Price” means the most recent previous close price of a single Ordinary Share of the Company as listed on the Principal Market.

“Principal Market” means the Nasdaq Stock Market LLC.

“VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

IN WITNESS WHEREOF, D. Boral and the Company have caused their corporate names to be hereunto affixed, and this instrument to be signed by their respective authorized officers, all as of the day and year first above written.

D. BORAL CAPITAL, LLC

By:	/s/ Stephanie Hu
Name:	Stephanie Hu
Title:	Co-Head, Investment Banking

AIMFINITY INVESTMENT CORP. I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Chief Executive Officer

AIMFINITY INVESTMENT MERGER SUB I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

AIMFINITY INVESTMENT MERGER SUB II, INC.

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

DOCTER INC.

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer

Exhibit 10.2

SATISFACTION AND DISCHARGE OF indebtedness pursuant to
underwriting agreement dated april 25, 2022

june 13, 2025

This Satisfaction and Discharge of Indebtedness (the “Satisfaction and Discharge”) is made and entered into to be effective as of June 13, 2025, by and between Aimfinity Investment Corp. I (“AIMA”), Aimfinity Investment Merger Sub I (“Sub I”), Aimfinity Investment Merger Sub II, Inc. (“Sub II”) and Docter, Inc. (“Docter”) (AIMA, Sub I, Sub II and Doctor, collectively, the “Company”) on the one hand, and US Tiger Securities, Inc. (“US Tiger”), on the other hand. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Underwriting Agreement (as defined below).

RECITALS

WHEREAS, AIMA and US Tiger are parties to an Underwriting Agreement dated April 25, 2022 (the “Underwriting Agreement”) relating to the initial public offering of AIMA (the “IPO”);

WHEREAS, pursuant to the Underwriting Agreement and the final prospectus relating to the IPO (SEC File No. 333-263874), AIMA is obligated to pay the several underwriters of the IPO the principal sum of $2,817,500 (the “Deferred Underwriting Commission”) upon the consummation of the Company’s Business Combination (as defined below), and the Company agreed that it will pay the Deferred Underwriting Commission directly from the Trust Account to the several underwriters of the IPO, including US Tiger.

WHEREAS, Aimfinity has entered into the Agreement and Plan of Merger, dated as of October 13, 2023 (as it may be amended from time to time, including the Amendment No. 1, dated June 5, 2024, and Amendment No. 2, dated January 29, 2025 the “Merger Agreement”), which provides for a Business Combination (as defined below) between AIMA and Docter. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) AIMA will merge with and into Sub I, with Sub I remaining as the surviving publicly traded entity (“PubCo”); (ii) then, Sub II, a wholly owned subsidiary of Sub I, will be merged with and into Docter, resulting in Docter being a wholly owned subsidiary of Sub I (the “Business Combination”). Upon consummation of the Business Combination, PubCo shall be renamed as “Inkwater Holding Inc.”

WHEREAS, subject to satisfaction or waiver of the closing conditions as set forth in the Merger Agreement, the Business Combination is scheduled to close on or about June 28, 2025, at which time, the Deferred Underwriting Commission to the several underwriters would be immediately due and payable.

WHEREAS, the Company has requested of US Tiger that, in lieu of the Company tendering the Deferred Underwriting Commission in cash, US Tiger accepts cash and ordinary shares of PubCo as satisfaction of the Deferred Underwriting Commission with regard to US Tiger.

WHEREAS, in lieu of collecting any portion of the Deferred Underwriting Commission in cash at the time of the closing of the Business Combination, US Tiger hereby agrees to accept as full satisfaction of the Deferred Underwriting Commission, the specific allocated payments of (i) $80,000 in cash at the time of the closing of the Business Combination (the “Closing”); and (ii) 132,875 of newly issued ordinary shares of PubCo (the “Ordinary Shares”; when multiplied by $10.00 per share shall equal to $1,328,750, the “Original Aggregate Share Value”), which shall be issued and delivered to US Tiger at the Closing (the “Effective Date”).

For clarity, this Agreement is not intended to, and shall not serve to, affect, modify or amend the Underwriting Agreement and the Deferred Underwriting Commission unless or until the amounts specified in subsections 1(A) and 1(B) of Article I below are timely paid in full.

ARTICLE I

CONDITIONS TO SATISFACTION AND DISCHARGE

1.	US Tiger shall only acknowledge the satisfaction and discharge of the Deferred Underwriting Commission and will only acknowledge that the Company’s obligations to pay in cash the Deferred Underwriting Commission under the Underwriting Agreement have been satisfied and discharged, if the below conditions occur:

A.	On the closing date of the Business Combination, the Company causes $80,000 to be wired to the bank account of US Tiger;

B.	PubCo issues to US Tiger (or its designees) 132,875 Ordinary Shares, which is equal to the Original Aggregate Share Value at the Closing.

2.	After the conditions above are satisfied, US Tiger shall acknowledge the satisfaction and discharge of the Deferred Underwriting Commission with regard to US Tiger, except with respect to the Company’s obligations in Article II below, which shall remain enforceable.

ARTICLE II

POST-SATISFACTION COMPANY COVENANTS

1.	After US Tiger has acknowledged the satisfaction and discharge of the Deferred Underwriting Compensation with regard to US Tiger, the Company irrevocably covenants to perform the following after execution of this Agreement:

A.	Within thirty (30) days from the Closing, the Company shall cause to be filed a registration statement on Form F-1 (the “Registration Statement”) under the Securities Act for all of the Ordinary Shares (including, if any, the Ordinary Shares that will be issued to US Tiger pursuant to Section II.1.B below) and shall use reasonable commercial efforts to cause the effectiveness of the Registration Statement.

B.	Furthermore, if the VWAP value (as calculated below) of the 132,875 Ordinary Shares that US Tiger holds as a result of this Satisfaction and Discharge is, as of the business day before the Registration Statement is to be filed initially with the SEC pursuant to Section II.1.A herein, lower than the Original Aggregate Share Value (i.e., the difference between the VWAP value (as calculated below) on any given date and the Original Aggregate Share Value, the “Difference in Amount”), then the Company shall compensate US Tiger either in cash or issuing additional Ordinary Shares, which shall also be registered pursuant to the same registration statement, at a new value of Ordinary Shares, the (“New Share Price”) in an amount equal to the Difference in Amount. If the Company decides to compensate US Tiger for the Difference in Amount by issuing additional Ordinary Shares, then the New Share Price shall equal an amount that is the lowest of the VWAP for a period of five (5) trading days immediately prior to the initial filing of the Registration Statement. The Company will nevertheless proceed to register all or any of the Ordinary Shares US Tiger has requested to be registered.

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ARTICLE III

MISCELLANEOUS PROVISIONS

1.	This Satisfaction and Discharge shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of law principles thereof. If the Company fails to strictly comply with the terms of this Satisfaction and Discharge Agreement, then the Company shall reimburse US Tiger promptly for all reasonable fees, costs and expenses, including, without limitation, attorneys’ fees and expenses incurred by US Tiger in any action in connection with this agreement, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to US Tiger’s rights, remedies and obligations, (ii) collecting any sums which become due to US Tiger, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of US Tiger.

2.	This Satisfaction and Discharge may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute but one and the same instrument.

3.	The Company hereby acknowledges and agrees that US Tiger shall be entitled to all of their rights, protections, indemnities and immunities in connection with their execution of this Satisfaction and Discharge and the performance of any obligations hereunder or in connection herewith.

4.	For purposes of this Agreement, the following terms shall have the following meanings:

“Market Price Per Share” or “Market Share Price” means the most recent previous close price of a single Ordinary Share of the Company as listed on the Principal Market.

“Principal Market” means the Nasdaq Stock Market LLC.

“VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

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IN WITNESS WHEREOF, US Tiger and the Company have caused their corporate names to be hereunto affixed, and this instrument to be signed by their respective authorized officers, all as of the day and year first above written.

US TIGER SECURITIES, INC.

By:	/s/ Jack Ye
Name:	Jack Ye
Title:

AIMFINITY INVESTMENT CORP. I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Chief Executive Officer

AIMFINITY INVESTMENT MERGER SUB I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

AIMFINITY INVESTMENT MERGER SUB II, INC.

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

DOCTER INC.

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer

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